14045510

SECUR ... ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22992

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OppenheimerFunds Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Liberty Street, 11th Floor
(No. and Street)

New York, NY 10281-1008
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim Abbuhl (303) 768-2896
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

1225 Seventeenth Street, Suite 800, Denver, CO 80202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CD 2/12/14

OATH OR AFFIRMATION

I, Tim Abbuhl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OppenheimerFunds Distributor, Inc., as of December, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public

BROOKE BELFIORE
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20084023723
MY COMMISSION EXPIRES JULY 17, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OPPENHEIMERFUNDS DISTRIBUTOR, INC.

(A Wholly Owned Subsidiary of OppenheimerFunds, Inc.)

Statement of Financial Condition

December 31, 2013

(With Report of Independent Registered Public Accounting Firm and
Report of Independent Registered Public Accounting Firm on Internal Control Pursuant
to Securities and Exchange Commission Rule 17a-5)

Filed in accordance with Rule 17a 5(e)(3) under the
Securities Exchange Act of 1934 as a public document.

OPPENHEIMERFUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of OppenheimerFunds, Inc.)

Table of Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors
OppenheimerFunds Distributor, Inc.:

We have audited the accompanying statement of financial condition of OppenheimerFunds Distributor, Inc. (a wholly owned subsidiary of OppenheimerFunds, Inc.), as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of OppenheimerFunds Distributor, Inc. (a wholly owned subsidiary of OppenheimerFunds, Inc.) as of December 31, 2013, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

KPMG LLP

Denver, Colorado
February 4, 2014

OPPENHEIMERFUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of OppenheimerFunds, Inc.)

Statement of Financial Condition

December 31, 2013

(Dollars in thousands)

Assets		
Cash and cash equivalents	$	323,634
Cash segregated under federal regulations		53,970
Accounts receivable:		
Mutual fund subscriptions from broker/dealers		313,119
Redemptions from mutual funds		589,368
Distribution and service plan fee receivable		31,315
Receivable from affiliates		4,178
Other		929
Other assets		2,458
Income tax receivable		8,726
Deferred tax asset		21,787
Deferred sales commissions		55,892
Total assets	$	1,405,376
Liabilities and Shareholder's Equity		
Liabilities:		
Subscriptions payable to mutual funds	$	612,722
Redemptions from mutual funds payable to broker/dealers		344,179
Distribution and service plan fee payable		88,968
Accounts payable and accrued expenses		33,433
Accrued compensation		38,977
Payable to affiliates		47,116
Income tax payable		10,551
Deferred tax liability		7,740
Deferred compensation arrangements		38,347
Total liabilities		1,222,033
Shareholder's equity:		
Common stock, $300 stated value. Authorized 200 shares; issued and outstanding 100 shares		30
Additional paid-in capital		1,206,640
Accumulated deficit		(1,023,327)
Total shareholder's equity		183,343
Total liabilities and shareholder's equity	$	1,405,376

See accompanying notes to statement of financial condition.

(1) The Company and Its Significant Accounting Policies

OppenheimerFunds Distributor, Inc. (the Company or OFDI), a New York corporation, distributes registered investment companies (hereafter referred to as mutual funds), for the OppenheimerFunds mutual fund family. The Company is a wholly owned subsidiary of OppenheimerFunds, Inc. (OFI or Parent), which is a wholly owned subsidiary of Oppenheimer Acquisition Corporation (OAC), which is ultimately controlled by Massachusetts Mutual Life Insurance Company (Mass Mutual). The Company is registered as a broker/dealer under the Securities Exchange Act of 1934.

(a) Cash and Cash Equivalents

Cash on deposit and investments in money market mutual funds are considered cash and cash equivalents.

(b) Cash Segregated under Federal Regulations

Cash segregated under federal regulations represents cash received for mutual fund subscriptions and redemptions that have not settled as of the date of the statement of financial condition. The cash is segregated in a special bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

(c) Deferred Sales Commissions

Sales commissions paid to broker/dealers in connection with sales of shares of certain mutual funds are charged to deferred sales commissions and amortized over the estimated period in which they will be recovered from distribution and service plan fees and/or contingent deferred sales charges, ranging over 12 months to 6 years, depending on share class. Contingent deferred sales charges received from early withdrawal reduce unamortized deferred sales commissions. The Company has determined that the unamortized deferred sales commissions are recoverable at December 31, 2013. In 2012, the Company stopped offering Class B shares, which originally had a 6–year amortization period, for new purchases. As of December 31, 2013, the Class B shares have approximately four and a half years of maximum amortization period remaining.

(d) Income Taxes

Income taxes due to governmental taxing authorities are based on the Company's best estimate of its current and deferred tax liabilities. Deferred income taxes are provided for temporary differences that exist between financial reporting and tax bases of assets and liabilities.

The Company is included in a consolidated U.S. federal income tax return with Mass Mutual and Mass Mutual's eligible U.S. subsidiaries. The Company also files income tax returns in various states. The Company, Mass Mutual, and Mass Mutual's eligible subsidiaries and certain affiliates (the Parties) have executed and are subject to a written tax allocation agreement (the Agreement). The Agreement sets forth the manner in which the total combined federal income tax is allocated among the Parties. The Agreement provides the Company with the enforceable right to recoup federal income taxes paid in prior years in the event of future net losses, which it may incur. Further,

(Continued)

the Agreement provides the Company with the enforceable right to utilize its net losses carried forward as an offset to future net income subject to federal income taxes.

(e) ***Fair Value of Financial Instruments***

The Company's financial instruments include cash and cash equivalents, and accounts receivable and payable. The carrying values of the Company's cash equivalents and accounts receivable and payable approximate their fair values due to their short-term nature.

(f) ***Estimates***

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(2) Mutual Fund Subscriptions and Redemptions

The Company acts as general distributor for the sale and distribution of mutual funds. In this capacity, the Company records a receivable when purchase orders are confirmed with the originating broker/dealers. The Company records a subscription payable to the mutual funds equal to the net asset value of unsettled shares.

When broker/dealers place share redemption orders with the Company, a receivable is recorded from the mutual funds equal to the net asset value of all shares redeemed; at the same time, the Company records a corresponding liability payable to the originating broker/dealers.

(3) Related Parties and Other Matters

The following is a summary of the significant transactions and relationships with affiliated companies and other related parties as of December 31, 2013:

(a) ***Officers and Directors of the Company and Shareholders of OAC***

Several officers and directors of the Company are shareholders of OAC while also serving as officers and directors of affiliates or the mutual funds distributed by the Company.

(b) ***Intercompany Service Arrangements***

The Company provides marketing and related services to OFI and an affiliate, OFI SteelPath, Inc. In consideration for the services provided by the Company, OFI and OFI SteelPath, Inc. pay a portion of their investment advisory fees to the Company. The balance receivable related to this agreement is $4,178 at December 31, 2013.

The Company has entered into an expense sharing agreement with an affiliate, OFI Global Asset Management, Inc. (OFI Global). OFI Global provides administrative support services, office space,

(Dollars in thousands)

and other services to the Company. OFI Global allocates a proportional share of the cost of the services to the Company based upon its use of the services. The balance payable related to this agreement is $3,862 at December 31, 2013.

The Company also reimburses OFI Global for paying certain expenses such as payroll and vendor payments on behalf of the Company. At December 31, 2013, the Company has a payable to OFI Global in the amount of $43,203 related to such expenses.

Shareholder Services, Inc., an affiliate, is the transfer agent for the OppenheimerFunds mutual fund family and provides services to the Company. The balance payable related to this agreement is $51 at December 31, 2013.

(c) ***Revenue Sharing and Servicing Arrangements***

The Company makes payments to affiliates of Mass Mutual for certain revenue sharing and servicing arrangements. The balance payable related to these arrangements is $3,283 at December 31, 2013 and is included in accounts payable and accrued expenses.

(d) ***Distribution and Service Plan Fees***

The Company makes payments to affiliates of Mass Mutual for their sales of mutual funds. These payments are made pursuant to Rule 12b-1 plans adopted by the respective funds, are based upon rates set under the plans, and are based on total assets invested by the affiliate's customers. The balance payable is $3,044 at December 31, 2013 and is included in distribution and service plan fee payable.

(Dollars in thousands)

(4) Income Tax Benefit

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2013 are as follows:

Deferred tax assets (by type):		
Share-based payment arrangements	$	7,942
State net operating losses		15,232
Deferred compensation arrangements		14,599
		37,773
Less valuation allowance		1,066
Gross deferred tax assets		36,707
Deferred tax liabilities (by type):		
Deferred sales commissions		21,279
Other		1,381
Gross deferred tax liabilities		22,660
Net deferred tax asset	$	14,047
Deferred taxes (by jurisdiction):		
Net deferred tax assets (State)	$	21,787
Net deferred tax liabilities (Federal)		7,740
Net deferred tax asset	$	14,047

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the amount of taxes paid in prior years, scheduled reversal of deferred tax liabilities, projected future taxable income resulting from the recent business restructuring, and tax planning strategies in this assessment. The Company has established valuation allowances when it is more likely than not that deferred tax assets will not be realized. The total valuation allowance as of December 31, 2013 of $1,066 is the amount attributable to state net operating losses.

As of December 31, 2013, $8,726 was receivable for state income taxes. As of the same date, $10,551 was payable to Mass Mutual for consolidated federal income taxes.

(Continued)

(Dollars in thousands)

Tax returns filed in previous years are subject to audit by various federal and state taxing authorities, and as a result of such audits, additional tax assessments may be proposed. The following tax years remain open to income tax examination for each of the more significant jurisdictions where the Company is subject to income taxes: tax years 2008 and later remain open to U.S. federal income tax examination, tax years after 2003 remain open to income tax examination in New York State and after 2008 in New York City, and tax years after 1996 remain open to income tax examination in Colorado.

(5) Employee Benefit Plans

OFI Global has a 401(k) Capital Accumulation Plan (the Plan), a defined contribution plan, in which all Company employees are eligible to participate. After one year of service, the Plan provides for company matching contributions and provides for discretionary contributions subject to plan and statutory limits.

In addition, employees of the Company participate in OFI Global's nonqualified deferred compensation plan, which allows certain employees to elect to defer a portion of their compensation. Employees are credited with earnings on the deferrals using returns on mutual funds in the OppenheimerFunds family. At December 31, 2013, deferred compensation payable was $38,347.

(6) Net Capital Requirement

As a broker/dealer registered with the Securities and Exchange Commission, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1 of the Securities Exchange Act of 1934. The Company computes its net capital using the alternative standard appearing in paragraph (a)(1)(ii) of the Rule. Under this method, minimum capital is $250. At December 31, 2013, the Company had net capital of $81,821 that exceeded requirements by $81,571.

(Continued)

(7) Litigation

In 2009, numerous lawsuits were filed as putative class actions in connection with the investment performance of certain municipal bond funds advised by OFI and distributed by OFDI (the Rochester Suits). The plaintiffs in the Rochester Suits raise claims against OFI, OFDI and certain present and former trustees and officers of the funds under federal securities laws, alleging that, among other things, the disclosure documents of the funds contained misrepresentations and omissions, that the investment policies of the funds were not followed, and that the funds and other defendants violated federal securities laws and regulations. The Rochester Suits have been consolidated into seven groups, one for each of the funds, in the U.S. District Court for the District of Colorado. Amended complaints and motions to dismiss those amended complaints were filed in the Rochester Suits. In October 2011, the court issued an order granting in part and denying in part defendants' joint motions to dismiss the suits. In July 2012, plaintiffs moved to certify a class and appoint class representatives and class counsel. In September 2012, defendants opposed plaintiffs' motion and moved for partial summary judgment with respect to certain of plaintiffs' claims. In March 2013, the court denied one of defendants' motions for partial summary judgment; defendants' second motion – which seeks dismissal of plaintiffs' "leverage ratio" claims –is still pending. In July 2013, the parties to six of the Rochester Suits reached an agreement in principle to settle those suits, and in August 2013 the parties executed a memorandum of understanding memorializing their agreement (the Proposed Settlement). The Proposed Settlement is subject to various contingencies, including execution of stipulations of settlement in each of the six actions and approval by the court. Approval of the Proposed Settlement also requires that a sufficient number of class members approve the settlement to induce defendants to proceed with it. Management believes the Proposed Settlement, if given effect, should not have a material adverse effect on OFDI's financial position as no amounts will be allocated to OFDI. The Proposed Settlement, if given effect, would not resolve a seventh Rochester Suit involving the investment performance of Oppenheimer California Municipal Fund (the California Fund Suit). The court has stayed depositions in that case pending approval of the Proposed Settlement and ordered that all pending dispositive motions are held in abeyance until further order of the court. OFI and OFDI believe that the California Fund Suit is without merit; that it is premature to render any opinion as to the likelihood of an outcome unfavorable to them in the California Fund Suit; and that no estimate can yet be made as to the amount or range of any potential loss.

OFDI is involved in various other legal proceedings and regulatory matters that arise in the ordinary course of its business. In connection with informal and formal inquiries, examinations and investigations by the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulators, the Company receives numerous requests, subpoenas and orders for documents, testimony and information in connection with various aspects of its regulated activities. In the opinion of management, after consultation with legal counsel, the resolution of those proceedings and regulatory matters should not have a material adverse effect on OFDI's financial position.

(8) Subsequent Events

The Company evaluated subsequent events through February 4, 2014, which is the date the financial statements were available to be issued. There were no significant subsequent events that would require adjustments to or disclosure in the financial statements.

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
OppenheimerFunds Distributor, Inc.:

In planning and performing our audit of the statement of financial condition of OppenheimerFunds Distributor, Inc. (a wholly owned subsidiary of OppenheimerFunds, Inc.) (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's statement of financial condition will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

KPMG LLP

Denver, Colorado
February 4, 2014